ITEM 77I
TERMS OF NEW OR AMENDED SECURITIES

A Special Meeting of the Board of Trustees (the "Trustees") for Independence One Mutual Funds was held on March 1, 2000. After full discussion, on motion duly made and seconded, the Trustees unanimously authorized and approved the following changes:

Independence One Fixed Income Fund designated its existing Class Y Shares as Trust Shares. In addition, Class A and B Shares were established as additional classes of Shares.

Independence One Equity Plus Fund designated its existing Class Y Shares as Trust Shares. In addition, Class A and B Shares were established as an additional class of Shares.

Effective immediately, Independence One Michigan Municipal Bond Fund (the "Fund") will no longer accept requests for purchases of Fund shares and no shares will be issued by the Fund except to honor dividend reinvestment options.

Pursuant to Rule 485(a) of the Securities Act of 1933 and covering the registration of Class A and B Shares of Independence One Fixed Income Fund and Class A Shares of Independence One Equity Plus Fund, the filing was completed on March 29, 1999, and subsequently Class B Shares of Independence One Equity Plus Fund and Independence One U.S. Government Securities Fund became effective on May 1, 2000.

A Special Meeting of the Trustees for Independence One Mutual Funds was held on June 7, 2000. After full discussion, on motion duly made and seconded, the Trustees unanimously authorized and approved the following changes:

Independence One U.S. Government Securities Fund designated its existing Class Y Shares as Class A Shares.

Independence One Small Cap Fund designated its existing Class Y Shares as Class A Shares.

Independence One International Equity Fund designated its existing Class Y Shares as Class A Shares.